77 C - Matters submitted to a vote of security holders

The Annual Meeting of Shareholders of the Common Shares of First Trust/Aberdeen Emerging Opportunity Fund was held on May 11, 2009. At the Annual Meeting, Independent Trustees Richard E. Erickson and Thomas R. Kadlec were elected by the holders of Common Shares of the Fund as Class II Trustees for three-year terms expiring at the Fund's annual meeting of shareholders in 2012. The number of votes cast in favor of Dr. Erickson was 4,717,830, the number of votes against was 727,391 and the number of abstentions was 386,409. The number of votes cast in favor of Mr. Kadlec was 4,715,084, the number of votes against was 730,137 and the number of abstentions was 386,409. James A. Bowen, Robert F. Keith and Niel B. Nielson are the current and continuing Trustees. At the Annual Meeting, shareholders also voted not to approve a shareholder proposal submitted by Opportunity Income Plus L.P. (the "Proposal") requesting the Board of Trustees of the Fund to authorize a self-tender offer for all outstanding shares of the Fund at net asset value. The Proposal additionally requested that if more than 50% of the Fund's outstanding shares were tendered, the tender offer should be cancelled and the Fund should be liquidated or merged into an open-end mutual fund. The number of votes cast in favor of the Proposal was 859,640, the number of votes against the Proposal was 2,460,792, the number of abstentions was 84,397 and the number of broker non-votes was 2,040,392.